

U.S. Securities and Exchange Commission

Division of Investment Management

January 3, 2024

VIA E-mail

Michael A. Reisner and Mark Gatto
CION Grosvenor Management, LLC
100 Park Avenue, 25th Floor
New York, NY 10017

Re: CION Grosvenor Infrastructure Fund
File Nos. 811-23916; 333-275711

Dear Messrs. Reisner and Gatto:

We have reviewed the Fund's registration statement on Form N-2 filed with the Securities and Exchange Commission on November 22, 2023, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. We note disclosure on the Cover stating that you intend to submit an application for an exemptive order to permit the Fund to offer multiple classes of shares. We also note you have filed an exemptive application relating to the ability of the Fund and the Master Fund to engage in certain co-investments alongside the Adviser's affiliates. Please supplementally explain if the Fund or Master Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

3. We note that the prospectus for the Fund and the exemptive application filed contemplate that the Master Fund will be a registered investment company. Supplementally, please discuss the timing for filing the Master Fund registration statement.

4. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

5. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

6. The registration statement appears to contemplate a transaction with a Predecessor Fund that will follow the Master Fund's registration as an investment company. Please tell us how this transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely. Please provide sufficient factual and legal information in your response to enable us to follow your analysis and understand your conclusion.

7. The disclosure on the Cover and throughout the Summary primarily describes how the Fund's investments are made (*e.g.*, Co-Investments, Secondaries, Direct Investments, etc.), but not the types of securities and issuers the Fund will invest in or how they are selected. Please revise these sections to disclose how the Fund (or the Master Fund) will invest its assets to achieve its investment objective. In doing so, please disclose how the Fund defines the term "infrastructure" and the types of companies the Fund will invest in to comply with its policy of investing at least 80% of its net assets in Infrastructure Investments.

8. Furthermore, generally, the disclosure throughout the registration statement is dense, technical and hard to understand. Please review and revise the disclosure to provide investors, in plain English, a clear and concise presentation of essential information about the Fund. In doing so, please revise to limit the use of defined terms, particularly on the Cover and throughout the Summary. The terms themselves are confusing and make the disclosure difficult to follow. Please also revise the disclosure to avoid the use of technical, complex language and excessive detail throughout the registration statement. *See*, Form N-2, Part A: The Prospectus and rule 421(d) under the Securities Act.

9. We note your intention to operate as an interval fund and that you will invest substantially all your assets in the Master Fund, which in turn will invest in a portfolio consisting primarily of private infrastructure investments. Private infrastructure appears to be an asset class that may be illiquid, impacted by changes in interest rates, and irregular cash flows. You also disclose the lengthy holding period of the Fund's investments. Given recent market events, including events involving funds that invest in similar asset classes, please consider the need for additional disclosure addressing how you intend to meet your obligations under rule 23c-3(b)(10) under the 1940 Act, including any risks to investors arising from your operations as an interval fund.

10. In correspondence, please tell us about the business, legal, or other reasons behind the decision to use a master-feeder structure in conjunction with a multi-class fund.

Prospectus

Prospectus Cover

11. In *Investment Objective*, the disclosure merely references a series of undefined terms with a reference to their definitions within the prospectus. Please clarify the disclosure to provide a brief description of the Fund's objective and its principal strategies and investments. In particular, please specify the Fund's principal strategies that are speculative (*e.g.*, use of leverage) and include a cross-reference to the disclosure regarding the risks associated with these strategies. *See* Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

12. In the seventh line of the paragraph in *Investment Objective*, the disclosure states that a "smaller portion of [the Fund's] portfolio will be comprised of *liquid* investments [emphasis added]." As the investments referred to here may not be "liquid" as defined in rule 22e-4 under the 1940 Act, please consider if the use of the term "liquid investments" and the defined term "Liquid Infrastructure Investments" is misleading. Revise as appropriate and make corresponding revisions throughout the registration statement.

13. In *Interval Fund*, please disclose the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the Fund's initial repurchase offer. Please include a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. *See* Guide 10 to Form N-2.

14. In *Risks*, the third bullet refers to a Shareholder's ability to "sell its Shares outside the quarterly repurchase process…." Please disclose how this might be done.

15. In the sixth bullet, the disclosure states that distributions may be funded from offering proceeds. Please confirm to us the Board has determined this is an appropriate use of offering proceeds.

16. In the bullets disclosing the risks of investing in a master-feeder fund arrangement, the disclosure in the third bullet states:

> The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may only do so through periodic repurchases by the Master Fund of the Fund's interests in the Master Fund. This may limit the ability of the Fund to make offers to repurchase Shares.

> Please explain to us how the Fund's ability to repurchase shares may potentially be limited. Will the Master Fund, as a matter of policy, make quarterly repurchases at the same time and to the same extent as the Fund? If not, and because the Fund

"pursues its investment objective by investing substantially all of its assets in the Master Fund", please explain to us how the Fund will ensure its ability to make quarterly repurchases of at least 5% of its outstanding shares in compliance with Rule 23c-3 under the 1940 Act.

17. In the fourth bullet, the disclosure states "the investment objectives and policies of the Master Fund…may be changed without the approval of investors in the Master Fund (including the Fund)." In *Master-Feeder Structure*, the disclosure states "The Master Fund has the same investment objective…as the Fund." Please reconcile this inconsistency. The disclosure in the fourth bullet also states "A change in the investment objective, policies or restrictions of the Master Fund may cause the Fund to seek to have repurchased its interests in the Master Fund." Please explain to us how the Fund would operate in this circumstance.

18. Please confirm the bullets will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund Shares.

19. *In Investment Adviser and Sub-Adviser*, the disclosure states that the Adviser serves "as *investment adviser* of the Master Fund and as the *management services provider* of the Fund [emphasis added]." Please explain to us how the role of an "investment adviser" and that of a "management services provider" are different – *i.e.*, does the Adviser not serve as investment adviser to the Fund? Also, the disclosure states that the Adviser "*will be* registered as an investment adviser" with the SEC under the Advisers Act [emphasis added]." Is the Adviser currently registered? If not, please explain to us the Adviser's current status and the timing of its registration with the SEC.

20. In *Non-Traded Structure*, the disclosure states "Simultaneous with the commencement of the Master Fund's operations, [the Predecessor Fund] is expected to reorganize into the Master Fund." Please explain to us the nature of the Predecessor Fund and its investments. Regarding the reorganization:

    a. Please disclose how the shares of the Anchor Investors and those of any other holders of shares of the Predecessor Fund will be valued for purposes of the reorganization. Will there be any dilution for other shareholders (including the Fund) who purchase shares of the Master Fund in the initial offering? If so, please provide appropriate disclosure within the registration statement.

    b. Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to its reorganization into the Master Fund.

Summary of Terms

The Fund (page 1)

21. In the first paragraph, the disclosure references "risk adjusted returns." Please provide in the disclosure a plain English definition of "risk-adjusted".

22. In the penultimate sentence of this section, please replace "Board" at the beginning of the sentence with "Board of Trustees" as defined earlier in the paragraph.

Investment Strategies (pages 2-3)

23. On page 2, in the first paragraph of this section, the disclosure states "'Liquid Infrastructure Investments' include…other short-term investments that have significant direct *or indirect exposure* to Infrastructure Investments [emphasis added]." Will the Fund include investments with indirect exposure to infrastructure in its 80% test (as described on page 3)? If so, please explain the basis for including these investments.

24. In the first paragraph at the top of page 3, the disclosure refers to "core, core plus and value added risk profiles." As these terms are not described until page 28 of the Prospectus, but are used throughout the document, please briefly explain here what these terms mean.

25. The disclosure in the next sentence in this section states "the Fund expects to invest across [a] variety of…investment stages." Please clarify in the disclosure what "investment stages" are. If investment in "Greenfield" stage investments are a principal strategy of the Fund, please disclose so and disclose associated risks.

26. In the last line of the first paragraph on page 3, the disclosure states the Sub-Adviser believes "it is one of the most experienced infrastructure investors and has one of the longest track records among comparable firms." Please disclose the basis for this statement and provide appropriate context.

27. On page 3, in the first line of the second paragraph of *Investment Strategies*, the disclosure states that the Fund, in compliance with rule 35d-1, intends to invest at least 80% of its net assets in Infrastructure Investments. Please disclose clearly how the Fund defines "infrastructure" and provide a cross reference to page 27 where you include examples of the types of infrastructure investments the Fund intends to make. Please also disclose specifically how the Fund will invest 80% of its assets in infrastructure (*e.g.*, what percentage of revenue of the companies the Fund invests in is attributed to infrastructure? What percentage of the Investment Funds will be in infrastructure companies?).

28. The disclosure in the third paragraph on page 3 references the "Sub-Adviser's portfolio construction approach." Briefly explain how the Fund evaluates

investments and the portfolio construction parameters it uses to construct the portfolio as a whole.

29. The disclosure in the penultimate paragraph in this section states "The Fund expects its Infrastructure Investments to primarily be in the form of equity or equity-like investments, but may also invest in Infrastructure Assets that take the form of loans or debt securities relating to Infrastructure Investments." Regarding this disclosure, please address the following:

   a. It is unclear from the disclosure if "equity or equity-like investments" are Infrastructure Assets. As "Infrastructure Investments includes Infrastructure Assets and Infrastructure Funds," are the Fund's investment in equities only made indirectly through Infrastructure Funds? Please clarify.

   b. Please disclose the specific types of equity or equity-like securities the Fund will invest in. In doing so, please disclose the market cap of the companies in which the Fund invests.

   c. Please disclose the specific types and credit quality of the debt securities the Fund will invest in. If the Fund will invest in below investment grade debt, disclose these investments are otherwise known as "junk".

30. The disclosure in the last sentence refers to the Fund being "in the current master-feeder fund structure." Is the master-feeder structure considered temporary? Please inform us of any future intentions with respect to the Fund's structure.

31. Please disclose in this section that the Fund will concentrate its investments in the infrastructure industry. *See*, Form N-2, Item 8.2.b.(2).

Portfolio Composition (page 3)

32. Regarding the Fund's investment in *Infrastructure Funds*, please confirm that the Fund (and the Master Fund) does not intend to invest more than 15% of its net assets in hedge funds, private equity funds or other private funds that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

33. On page 5, in the second paragraph, the disclosure states "the GCM Infrastructure Platform can often obtain a unique level of information…that can give the Fund an informational advantage in identifying attractive investments" and that "[s]uch information can come from…a close relationship with the Portfolio Fund's Sponsor Manager…." Please explain to us how obtaining a "unique level of information" as a result of close relationships with fund sponsors is consistent with prohibitions under the securities laws against insider trading and also compliant with Section 204A of the Advisers Act of 1940, and the rules thereunder.

34. On page 5, the disclosure states the "Fund may invest in cash, cash equivalents, fixed income securities and other credit instruments, and other short-term investments…," collectively defined as "Liquid Investments". These investments are different from those included within the defined term "Liquid Infrastructure Investments". To the extent these defined terms remain in the registration statement following any revisions, please consider re-naming them to avoid confusion. Please also confirm the Fund's investment in Liquid Investments are made through the Master Fund. If not, please revise the disclosure accordingly throughout the registration statement.

The Sub-Advisor and Advisory Arrangements (page 6)

35. In *The Sub-Advisor*, the disclosure states "the Adviser…is responsible for making investment decisions for the portfolios of the Fund and Master Fund with recommendations and support from the Sub-Adviser." In the following section *Advisory Arrangements*, the disclosure states "The Sub-Adviser is responsible for the day-to-day portfolio management of the Master Fund's portfolio and the Fund's investment in the Master Fund." Please reconcile this inconsistency and clarify the roles of the Adviser and the Sub-Advisor.

Commitments by Anchor Investors (page 10)

36. Please inform us of the nature of the Anchor Investors. Are these investors affiliates of the Fund? Please also confirm to us the entity the Anchor Investors will ultimately invest in (*i.e.*, will the Anchor Investors invest only in the Predecessor Fund and the Master Fund, and not in the Fund?).

Risk Factors (page 16)

37. In Risk Factors, please disclose the specific risks associated with investing in companies whose revenues are tied to infrastructure (*e.g.*, a summary of *Infrastructure Risk* disclosure on page 40). Please also disclose the risks associated with each type of security the Fund invests in as a principal investment strategy, including the risks associated with foreign investments.

<u>Summary of Fees and Expenses (pages 20)</u>

38. Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

39. In footnote (3), the disclosure states "In light of…the fact that the Fund will seek to achieve its investment objective by investing substantially all of its assets in the Master Fund, the Advisers will not charge the Fund a fee for the investment management services provided to the Fund." Will the Advisers charge the Fund a fee for any assets not invested in the Master Fund? Please clarify the disclosure as appropriate.

40. A reference to Footnote (10) is used in the table, however, the footnote is not defined. Please either define the footnote or delete the reference to this footnote.

Use of Proceeds (page 24)

41. The disclosure in this section states that proceeds from the sale of Fund Interests will be invested "within three to six months after receipt of such proceeds." The disclosure further describes the reasons for the delay, attributing it to the nature of Infrastructure Investments. As the Fund will invest in shares of the Master Fund, and not directly in Infrastructure Investments, please clarify if the investment delay is at the Master Fund level.

Investment Objective, Opportunities and Strategies (page 25)

42. On page 30, in *Target Portfolio Attributes*, the disclosure in the first paragraph states "The Sub-Adviser will seek to follow a deliberate approach to portfolio construction focused on…targeting diversification." As the Fund is characterized as non-diversified under the 1940 Act, to avoid confusion, please delete or replace the term "diversification" as used here.

43. In the last paragraph on page 30, in *Target Investment Structure*, the disclosure states "The Fund may make investments directly or indirectly through one or more wholly-owned subsidiaries…." Please address the following comments related to each Subsidiary used by the Fund:

   a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

   b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18.

   c. Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the Advisor is the adviser for the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

   d. Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

e. Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

f. Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

g. Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

h. If the Subsidiary is a foreign corporation, confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i. Confirm the Subsidiary's management fee (including any performance fee) will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

j. Please disclose that the Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

44. Also, in the last paragraph on page 30, the disclosure states one reason the Fund may form a Subsidiary is "for the purpose of facilitating its use of permitted borrowings." Please clarify in the disclosure what this means.

Leverage (page 38)

45. Please illustrate the effects of leverage on Shareholders using a tabular format.

Types of Investments and Related Risks (page 40)

46. On pages 49-52, you disclose in *Principal Investment Related Risks* the risks associated with investments in emerging markets, real estate, distressed investments and venture capital and growth equity investments. If these investments are principal investments of the Fund, disclose so in the Summary and disclose associated risks. If not, please address this inconsistency.

47. On page 65, in *Restrictions on Entering into Affiliated Transactions*, the disclosure references the Fund's application for exemptive relief to engage in certain co-investments. Please disclose there is no guarantee the relief will be granted.

Advisory Arrangements (page 76)

Approval of the Management Agreements and Sub-Advisory Agreements

48. Please disclose that a description of the factors considered by the Board in approving the Management Agreements and the Sub-Advisory Agreements will be included in either the annual or semi-annual report and provide the period covered by the report. *See* Form N-2, Item 1.b.(4).

Conflicts of Interest (page 79)

49. In the fourth paragraph in this section, the disclosure states "From time to time, the Fund, the Master Fund and the Other Managed Funds may make investments at different levels of an issuer's capital structure or otherwise in different classes of an issuer's securities." Do you anticipate these types of investments will be consistent with the Fund's co-investment exemptive relief, if granted? Please confirm. Or, do you expect them to be restricted, in accordance with disclosure in the penultimate paragraph on page 80, stating "the exemptive order will contain certain conditions that may limit or restrict the Fund's ability to participate in [certain] negotiated investments or participate in such negotiated investments to a lesser extent." If so, please revise the disclosure on page 79 as appropriate to reflect the Fund's actual or reasonably anticipated exemptive relief.

Share Repurchase Program (page 82)

50. Please disclose whether Shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

51. To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so Shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase Pricing Date and the Repurchase Payment Deadline.

Certain Provisions in the Declaration of Trust (page 87)

52. At the end of all three paragraphs in this section, the disclosure states "Notwithstanding the foregoing, however, if one or more of these provisions *is found to violate the U.S. federal securities law*, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law [emphasis added]." Please revise this disclosure to state that the provisions do not apply to claims *arising under* the federal securities laws.

Material U.S. Federal Income Tax Considerations (page 89)

Qualification and Taxation as a Regulated Investment Company (page 90)

53. In this section, or where appropriate, please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

54. In the penultimate paragraph on page 91, the disclosure references the Fund's potential investment in deferred interest securities that is accrued as original issue discount. Please let us know if the Fund intends to invest in these types of securities and if so, the extent of the investment. We may have further comments.

Prior Performance Information For Related Funds and Accounts (page 117)

55. In general, the performance presented is significantly incomplete and it is unclear how it is compliant with the staff no-action position on which it appears to rely -- Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996). Please confirm reliance on this position, explain why such reliance is appropriate, and address the following:

   a. Please present the 1, 5 and 10 year performance before and more prominently than performance based on IRR or any other basis.

   b. Please disclose that the GCM Related Fund Accounts includes all accounts advised by the Sub-Adviser with substantially similar investment objectives, policies and investment strategies as the Fund.

   c. Please disclose that the 1, 5 and 10 year performance is presented either (1) net of all actual fees/expenses, including sales loads relating to the Accounts, or (2) adjusted to reflect all of the Fund's expenses listed in the Fund's fee table, including its sales loads.

   d. Please disclose that the method used to calculate prior performance differs from the standardized SEC method.

   e. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

   f. Please tell us why presenting IRR is appropriate and disclose all material assumptions used to calculate such returns.

Statement of Additional Information

Investment Objectives, Policies and Risks

56. On page B-2, in *Possible Exclusion of a Shareholder Based on Certain Detrimental Effects*, the disclosure states that the Fund may repurchase Shares from a Shareholder if "continued ownership of the Shares by the Shareholder…may be harmful or injurious to the business or reputation of the Fund, the Board, the Advisers or any of their affiliates," or if "the Fund, the Adviser or the Board determine that the repurchase of the Shares would be in the best interest of the Fund." Section 23(c) of the 1940 Act generally provides that no registered closed-end company shall repurchase its securities except through repurchases made on an exchange, pursuant to tenders, or under such other circumstances as the Commission may permit. Rule 23c-2 under the 1940 Act provides that if less than all outstanding securities of a class or series are to be repurchased, the repurchase must be made in a manner as will not discriminate unfairly against any stockholder. Accordingly, please delete this disclosure or, if retained, please explain to us how the Fund intends to make share repurchases in a fair and otherwise non-discriminatory manner, and in accordance with the 1940 Act and the Fund's governing documents.

57. On page B-2, in *Limitations on Transfer*, the disclosure states "The transferability of Shares is subject to certain restrictions contained in the Fund's Agreement and Declaration of Trust." Please disclose the restrictions on Share transferability on the Prospectus Cover, in the Summary, or in an otherwise appropriate location within the Prospectus. Please also describe these provisions in the section *Certain Provisions in the Declaration of Trust*.

Investment Restrictions (page B-7)

58. On page B-7, *Fundamental Investment Restrictions*, the Fund's fundamental restriction regarding *Concentration* states that "the Fund will, in normal circumstances, invest more than 25% of the value of its total assets at the time of purchase in Infrastructure Assets." Please revise this policy to state the Fund will concentrate its assets in an industry or group of industries.

Financial Statements (page B-18)

59. Please explain whether the seed capital financial statements of the Fund will include a seed statement of operations. If the Fund does not intend to include a seed statement of operations, please explain to us the basis for omitting such financial statement.

60. Please confirm that the financial statements of the Master Fund will accompany the financial statements of the Fund in periodic reports.

61. Please confirm that the operations of the Master Fund, and the Fund's ownership interest in the Master Fund, will be reflected in the financial statements and financial highlights of the Fund.

62. Please explain to us the expected timing of the commencement of operations of the Master Fund in relation to the commencement of the Fund. Also, please describe to us the financial statements of the Master Fund that will be included in the registration statement of the Fund.

63. Please confirm that the financial statements of the Predecessor Fund will be included prior to effectiveness of the registration statement.

64. Please confirm that the audited financial statements of the Predecessor Fund will comply with the requirements of Article 6-11 of Regulation S-X, and that these financial statements will include an audited schedule of investments that is prepared in accordance with Article 12 of Regulation S-X. Also, please confirm that the unaudited schedule of investments of the predecessor described on Page B-18 will be prepared in accordance with Article 12 of Regulation S-X.

Part C

Exhibit Index

65. Please file the Fund's governing documents as Exhibits. Upon our review, we may have further comments.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

/s/ Jay Williamson *for*

Karen Rossotto
Senior Counsel

cc: Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP
Jay Williamson, Securities and Exchange Commission
Tony Burak, Securities and Exchange Commission